

Betterware®

Q4 & FY 2020

Earnings Release

BETTERWARE REPORTS FOURTH QUARTER RESULTS: NET SALES INCREASE 229% AND EBITDA GROWTH OF 254%

Guadalajara, Jalisco, Mexico, February 18, 2021. - Betterware de Mexico S.A.B. de C.V. ("Betterware" or the "Company"), announced today its consolidated financial results for the fourth quarter 2020. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS and may include minor differences due to rounding.

We had an outstanding finish to a strong year of growth for our Company. We generated record sales and earnings for both the fourth quarter and fiscal year, exceeding the increased guidance we provided last November. The year marked significant milestones including growing revenues over 135% to $7.3 billion pesos and achieving record annual EBITDA margin of 29.8%. Equally exciting for our Company is that we entered the public markets on March 13, 2020 and began trading on the Nasdaq exchange. The operational achievements made in 2020 from expanding our distributor and associate base by nearly 200% to the launch of our new web marketing platform, the development of additional categories and geographies and continued generation of ongoing benefits from business intelligence, position us well as we begin fiscal 2021. We look forward to continuing our successful expansion and making new milestones in the year ahead.

Luis G. Campos

Executive Chairman of the Board

Quarterly results

Net revenues

Net revenues increased 229% to Ps. 2,601M from Ps. 791M in 4Q19. This increase was driven by a 187% increase in distributors and a 195% increase in associates fueling an increase in volume of 254% to 49.4M units in 4Q20, compared to 14.0M units of 4Q19.

The fiscal 2020 year included a 53rd week and compares to a 52-week year in fiscal 2019. The 53rd week was included in the Company's 2020 fourth quarter and added Ps. 160 million in net revenue. Comparable net revenues for 4Q20 were Ps. 2,441M, an increase of 209% compared to 4Q19.

Contributing to the triple digit sales growth was the successful implementation of the Company's commercial strategies and technological advancements that have been developed over five years. As a result, the Company not only introduced successful innovation initiatives but also was able to serve its distribution network seamlessly in a work-from-home environment due to the COVID-19 pandemic.

For the year, net revenues increased 135% to Ps. 7,260M, compared to Ps. 3,085M of 2019. This growth was driven by the increase in distributors and associates which led to an increase in volume of 147% to 133.7M units, compared to 54.2M units of 2019.

Comparable net revenues for FY 2020 were Ps. 7,100M, an increase of 130% compared to 2019.

Gross margin

Gross margin was 55.9% in 4Q20 as compared to 57.2% in 4Q19. The decline in 4Q20 was driven mainly by an increase in air freight costs, which were incurred in to meet the surge in demand.

For the year, gross margin was 54.7%, compared to 58.5% of 2019, with the decrease mainly due to the increase in air freight incurred to meet the surge in demand, and to a lesser extent due to the depreciation of the Mexican peso compared to the US dollar.

EBITDA

For the quarter, Betterware's EBITDA increased 254% Year-on-Year to Ps. 807M, compared to Ps. 228M in 4Q19 and EBITDA margin expanded 2.2 pp to 31.0% due to the increase in operational leverage, which led to a reduction of total expenses as a percentage of net revenue, from 30% in 4Q19 to 25.5% in 4Q20. This reduction was due to a decrease in selling expenses, partially offset by an increase in administrative expenses as a percentage of net revenue caused by an increase in the number of employees to support growth and one-time consulting services fee payments.

The 53rd week included in the Company's 2020 fourth quarter added Ps. 63 million in EBITDA. Comparable EBITDA for 4Q20 was Ps. 744M, an increase of 226% compared to 4Q19

In 2020, EBITDA increased by 154% to Ps. 2,164M, exceeding previous guidance for the Company, and EBITDA margin was 29.8% due to the increase in operational leverage, specifically a reduction in Selling Expenses as a percentage of net revenue, from 17.9% in 2019 to 11.7% in 2020, due to a restructuring of the sales staff during the year.

Comparable EBITDA for 2020 was Ps. 2,101M, an increase of 147% compared to 2019.

Net Income

During 4Q20, the Company´s adjusted net income increased 448% to Ps. 635M, relative to comparable adjusted net income in 4Q19. The increase was due to the growth in net revenue and the increase in operational leverage.

Reported net income for 4Q20 decreased 45.2% to Ps. 51M, relative to 4Q19. Reported net income includes a non-cash expense of Ps. 266M related to the valuation of the warrants and Ps. 318M related to the unrealized loss in the mark-to-market valuation of derivative financial instruments, which did not affect the Company´s cash flows or operating income.

For the Year, reported net income decreased 28.3% from Ps. 472M to Ps. 338M. Reported net income includes a non-cash expense of Ps. 852M related to the valuation of the warrants and Ps. 288M related to the unrealized loss in the mark-to-market valuation of derivative financial instruments, which do not affect the Company´s cash flows or operating income.

For the year, adjusted earnings per share increased 203% to Ps. 43.36, relative to comparable adjusted earnings per share of 2019.

Reported annual basic earnings per share decreased 28.3% to Ps. 9.93, compared to Ps. 13.85 of last year. As mentioned before, decrease is related to the impact on net income related to the accounting of the warrants and the mark-to-market valuation of derivative financial instruments. Additionally, the number of outstanding shares increased upon the merger with DD3 and for the share issuance when the warrants were exchanged for shares of Betterware during the year.

Accounting for the warrants

For accounting purposes and in accordance with IFRS, the warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for the Company's shares at a fixed price. Although the warrants were exchanged for the Company's shares based on the terms of the warrant agreement, IFRS requires the derivative financial instrument to be classified as a liability given that the functional currency of the Company (MXN) differs from the strike-price of the warrants, which was fixed in USD.

Changes in the fair value of the liability are presented in the profit and loss statement under the heading "Changes in fair value of warrants". IFRS requires the fair value of the warrants to be recorded in profit or loss of the period, however the Company's operating income and the financial position is not impacted. For purposes of the Company's EBITDA, the changes in the fair value of the liability are excluded as they represent non-cash charges.

When the warrants were exchanged for the Company's shares, the obligation associated with the liability was extinguished with a corresponding increase in equity. Betterware issued 2,133,948 new shares in exchange for the warrants. Total outstanding shares as of 12/31/2020 amount to 36,584,968. The annual impact in earnings due to the change in the fair value of warrants was Ps. 852M. This impact was offset with an increase in equity upon the issuance of shares when the warrants were exercised.

Significant changes within the Balance Sheet

The Company's financial position remained strong during the fourth quarter, and included a reduction in its leverage ratio, from 0.5x in 2019 to -0.01x in 2020.

Cash and equivalents increased Ps. 436M, from Ps. 214M as of December 31, 2019 to Ps. 650M as of December 31, 2020, primarily due to the cash received from increased sales and Ps. 116M of the cash received due to the exchange of warrants.

Accounts receivable increased Ps. 511M, from Ps. 247M as of December 31, 2019 to Ps. 758M, however, accounts receivable days were 21, equal to the prior year.

Accounts payable to suppliers increased Ps. 1,550M, from Ps. 529M as of December 31, 2019 to Ps. 2,079M as of December 31, 2020 due to additional purchases to support the increase in sales, maintaining its target days of service. The increase in accounts payable to suppliers is higher than the increase in inventory due to: (i) supplier credit terms of 120 days and (ii) inventory turnover of 90 days due to the accelerated growth in sales.

The company's cash conversion cycle improved from -20 days in 2019 to -30 days in 2020.

Capex in 2020 was Ps. 714M vs. Ps. 183M in 2019. Investment in the new distribution center amounted Ps. 613M in 2020 and Ps. 172M in 2019. Other capex investments include technology and others.

Expectations for 2021

Betterware has a proven track record of performance and a clear and executable growth plan, which includes expansion in current geographies and categories, as well as the addition of new markets and product extensions all supported by a robust infrastructure deeply rooted in business intelligence. The Company is pleased to give it´s guidance of Net Revenue for fiscal year 2021 in a range of Ps. 10,100M and Ps. 11,100 million and EBITDA guidance for fiscal year 2021 in a range between Ps. 3,000M and Ps. 3,300M, which implies an EBITDA margin of approximately 29.7%. Capex for 2021 is expected to be Ps. 460M, which includes additional equipment for our new campus, technology and other investments.

Board of Directors Proposes Quarterly Cash Dividend

In recognition of the Company's ability to generate strong cash flow after investment, its Board of Directors has proposed to pay a Ps. 1,400M dividend to shareholders, to be paid to investors in four instalments of Ps. 350M per quarter. The quarterly dividend is subject to approval at the next Ordinary General Shareholders' Meeting to be held on February 18, 2021.

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Financial Position
As of December 31, 2020, and December 31, 2019
(In Thousands of Mexican Pesos)

	Dec 2020	Dec 2019
Assets		
Cash and cash equivalents	649,820	213,697
Trade accounts receivable, net	757,806	247,087
Accounts receivable from related parties	-	610
Inventories	1,274,026	345,554
Prepaid expenses	94,501	53,184
Other assets	130,417	20,574
Total current assets	**2,906,570**	**880,706**
Property, plant and equipment, net	791,127	207,350
Right of use assets, net	24,882	23,811
Deferred income tax	17,605	5,082
Intangible assets, net	319,361	310,965
Goodwill	348,441	348,441
Other assets	5,774	13,371
Total non-current assets	**1,507,190**	**909,020**
Total assets	**4,413,760**	**1,789,726**
Liabilities and Stockholders' Equity		
Borrowings	105,910	148,070
Accounts payable to suppliers	2,078,628	529,348
Accrued expenses	109,767	54,456
Provisions	151,008	46,689
Income tax payable	85,221	34,709
Value added tax payable	26,703	30,299
Statutory employee profit sharing	7,354	5,006
Lease liability	7,691	14,226
Derivative financial instruments	295,115	15,555
Total current liabilities	**2,867,397**	**878,358**
Employee benefits	1,678	1,630
Derivative financial instruments	25,179	16,754
Deferred income tax	56,959	78,501
Lease liability	16,687	10,358
Borrowings	523,967	529,643
Total non-current liabilities	**624,470**	**636,886**
Total liabilities	**3,491,867**	**1,515,244**
Stockholders' Equity		
Capital stock	281,722	55,985
Retained earnings	640,171	218,497
Total Stockholders' Equity	**921,893**	**274,482**
Total Liabilities and Stockholders' Equity	**4,413,760**	**1,789,726**

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three-months ended December 31, 2020 and 2019
(In Thousands of Mexican Pesos)

	Q4 2020	Q4 2019	Δ%
Net revenue	2,601,167	790,527	229.0%
Cost of sales	1,147,641	338,259	239.3%
Gross profit	**1,453,526**	**452,268**	**221.4%**
Administrative expenses	262,696	63,008	316.9%
Selling expenses	293,681	147,424	99.2%
Distribution expenses	107,534	26,394	307.4%
Total expenses	**663,911**	**236,826**	**180.3%**
Operating income	**789,615**	**215,442**	**266.5%**
Interest expense	-9,426	-25,216	-62.6%
Interest income	1,344	1,415	-5.0%
Unrealized gain in valuation of financial derivative instruments	-318,362	- 23,472	1256.3%
Changes in fair value of warrants	-266,148	-	-100.0%
Foreign exchange loss, net	5,811	-7,870	-173.8%
Financing cost, net	**-586,781**	**-55,143**	**964.1%**
Income before income taxes	**202,834**	**160,299**	**26.5%**
Income taxes	152,164	67,771	124.5%
Net income	**50,670**	**92,528**	**-45.2%**

EBITDA breakdown			
Concept	**Q4 2020**	**Q4 2019**	**Δ%**
Net income	50,670	92,528	-45.2%
(+) Income taxes	152,164	67,771	124.5%
(+) Financing cost, net	586,781	55,143	964.1%
(+) Depreciation and amortization	17,132	12,282	39.5%
EBITDA	**806,747**	**227,724**	**254.3%**
EBITDA margin	**31.0%**	**28.8%**	**2.2%**

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the twelve months ended December 31, 2020 and 2019
(In Thousands of Mexican Pesos)

	Dic 2020	Dic 2019	Δ%
Net revenue	7,260,408	3,084,662	135.4%
Cost of sales	3,290,994	1,280,829	156.9%
Gross profit	**3,969,414**	**1,803,833**	**120.1%**
Administrative expenses	664,677	319,133	108.3%
Selling expenses	853,355	551,300	54.8%
Distribution expenses	331,023	121,155	173.2%
Total expenses	**1,849,055**	**991,588**	**86.5%**
Operating income	**2,120,359**	**812,245**	**161.0%**
Interest expense	-80,253	-85,429	-6.1%
Interest income	10,930	7,028	55.5%
Unrealized gain in valuation of financial derivative instruments	-287,985	-15,680	1736.6%
Changes in fair value of warrants	-851,520	-	-100.0%
Foreign exchange loss, net	-30,402	-13,330	128.1%
Financing cost, net	**-1,239,230**	**-107,411**	**1053.7%**
Income before income taxes	**881,129**	**704,834**	**25.0%**
Income taxes	542,768	232,692	133.3%
Net income	**338,361**	**472,142**	**-28.3%**

EBITDA breakdown			
Concept	**Dic 2020**	**Dic 2019**	**Δ%**
Net income	338,361	472,142	-28.3%
(+) Income taxes	542,768	232,692	133.3%
(+) Financing cost, net	1,239,230	107,411	1053.7%
(+) Depreciation and amortization	43,612	38,394	13.6%
EBITDA	**2,163,971**	**850,639**	**154.4%**
EBITDA margin	**29.8%**	**27.6%**	**2.2%**

Betterware de México, S.A.B. de C.V.

Consolidated Statements of Cash Flows

For the twelve months ended December 31, 2020 and 2019

(In Thousands of Mexican Pesos)

	Dec 2020	Dec 2019
Cash flows from operating activities:		
Profit for the period	338,361	472,142
Adjustments for:		
Income tax expense recognized in profit of the year	542,768	232,692
Depreciation and amortization of non-current assets	43,612	38,394
Interest income recognized in profit or loss	- 10,930	- 7,028
Interest expense recognized in profit or loss	80,253	85,429
Unrealized gain in valuation of financial derivative instruments	287,985	15,680
Share-based payment expense	32,910	-
Changes in **fair value of warrants**	876,518	-
Movements in working capital:		
Trade accounts receivable	- 510,719	- 48,311
Trade accounts receivable from related parties	610	- 610
Inventory, net	- 928,472	- 43,348
Prepaid expenses and other assets	- 100,648	- 40,263
Accounts payable to suppliers and accrued expenses	1,604,591	101,857
Provisions	104,319	7,703
Value added tax payable	- 3,596	12,675
Statutory employee profit sharing	2,348	2,290
Income taxes paid	- 526,321	- 224,207
Employee benefits	- 743	351
Net cash generated by operating activities	**1,832,846**	**605,446**
Cash flows from investing activities:		
Payments for property, plant and equipment, net	- 713,647	- 182,625
Proceeds from disposal of property, plant and equipment, net	84,375	-
Restricted cash	- 42,915	22,940
Merger effects	5,116	-
Interest received	10,930	7,028
Net cash used in investing activities	**- 656,141**	**- 152,657**
Cash flows from financing activities:		
Repayment of borrowings	- 1,757,112	- 83,041
Proceeds from borrowings	1,712,207	104,500
Interest paid	- 90,768	- 82,654
Lease payment	- 206	- 12,325
Cash received for issuance of shares	225,297	-
Dividends paid	- 830,000	- 342,955
Net cash used in financing activities	**- 740,582**	**- 416,475**
Net increase in cash and cash equivalents	**436,123**	**36,314**
Cash and cash equivalents at the beginning of the year	**213,697**	**177,383**
Cash and cash equivalents at the end of the year	649,820	213,697

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will", "estimate", "continue", "anticipate", "intend", "expect", "should", "would", "plan", "predict", "potential", "seem", "seek," "future," "outlook", and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document, as past results in no way offer any guarantee of future performance. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections.

Q4 2020 Conference Call

Management will hold a conference call with investors on February 19th, 2021 at 8am Central Standard Time (CST)/9am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152
Toll/International: 1-201-389-0879
Conference ID: 13715565

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13715565